AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

June 4, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AECOM Technology Corporation
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed January 23, 2009

Proxy Statement
File No. 000-52423
Filed January 23, 2009

Dear Mr. O’Brien:

This letter is in response to the Staff’s comment letter dated April 7, 2009, regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

Goodwill, page 29

1.                                      We note the additional disclosure you intend to include in future filings in response to comment 3 in our letter dated February 6, 2009.  Specifically, you note that in circumstances in which the components of your operating segments have discrete financial information you are able to aggregate those components because they have similar economic characteristics including the nature of services provided, the internal processes for delivering those services and the types of customers.  Please revise this disclosure to clarify which reporting unit has components with discrete financial information, as you only have two reporting units.  Please also revise your disclosure for this reporting unit to clarify that the components being aggregated also have similar operating performance, if correct.  If you are unable to state that the components being aggregated have similar operating performance, please provide us with your detailed analysis as to how you determined the components can be aggregated into one reporting unit.  Refer to paragraphs 30-31 of SFAS 142 and EITF Topic D-101 for guidance.

The Company intends to include the following revised disclosure in substantially the following form in its Critical Accounting Policies in future filings:

“Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires that the Company perform an impairment test of its goodwill at least annually for each reporting unit of the Company. Inherent in such fair value determinations are certain judgments and estimates, including assumptions about our forecasts with regard to our operations as well as the interpretation of current economic indicators and market valuations. We have multiple reporting units, as defined under SFAS No. 142. A reporting unit is defined as an operating segment or one level below an operating segment.  Our impairment tests are performed at the operating segment level as we believe they represent our reporting units.

The impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, a second step is required. The second step requires the Company to perform a hypothetical purchase allocation for that reporting unit and to compare the resulting current implied fair value of the goodwill to the current carrying value of the goodwill for that reporting unit. In the event that the current implied fair value of the goodwill is less than the carrying value, an impairment charge is recognized.  No impairment was recorded based on the analysis performed by the Company for fiscal 200X.

For segment disclosure purposes, we have two reportable segments, Professional Technical Services (PTS) and Management Support Services (MSS). The PTS reportable segment is an aggregation of various operating segments which have similar economic characteristics including operating performance, nature of the services provided, internal processes for delivering those services and the types of customers.  Our MSS reportable segment is comprised of one operating segment.”

2.                                      We further note from the disclosure you intend to include in future filings in response to comment 3 in our letter dated February 6, 2009, your statement, “[a]lthough we have various operating companies, they have been aggregated into two operating segments for segment reporting purposes, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.”  It is unclear to us what you mean by this statement.  Please advise.  In this regard, SFAS 131 does not contain guidance for aggregating operating businesses into operating segments.  Rather, SFAS 131 provides guidance on aggregating operating segments into reportable segments for reporting purposes.  We note that you have not provided disclosure regarding operating segments being aggregated into reportable segments in accordance with paragraph 26.a. of SFAS 131.  Please confirm to us that your CODM does not receive financial information below your current operating/reportable segments.  Otherwise, please provide us with a detailed analysis as to how you determined your operating segments are properly aggregated to the reportable segment level.  Please also re-address paragraph 30 of SFAS 142 regarding the identification of your reporting units for purposes of testing goodwill for impairment.

The Company will revise its disclosures in future filings as described in response to comment 1 above to clarify the Company’s determination of its operating segments.  The Company aggregates its operating segments into two reportable segments, Professional Technical Services (PTS) and Management Support Services (MSS). In accordance with paragraph 30 and 31 of SFAS No. 142, Goodwill and Other Intangible Assets, we have determined that our operating segments are reporting units as each operating segment represents a single component.

The PTS reportable segment is comprised of various operating segments which have been aggregated in accordance with paragraph 17 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, as they have similar characteristics including economic performance, nature of the services provided, internal processes for delivering those services and the types of customers.  The operating segments aggregated into the PTS reporting segment provide technical services (planning, consulting, architecture and engineering design, and program and construction management services) to its customers who are comprised of institutional, government and commercial clients worldwide.  Resources, such as engineers and architects, are shared amongst the operating segments globally. Additionally, the technical professional skills, project management and risk management tools, as well as operational and resource management processes necessary to deliver these services are consistent amongst the operating segments.

Our MSS reportable segment is comprised of one operating segment.  The MSS reporting segment provides facilities management and maintenance, training, logistics, consulting, technical assistance and systems integrations services primarily for agencies of the U.S. government. Please see revised disclosure in Comment 1, in which we included in the disclosure the requirements of paragraph 26.a. of SFAS 131.  We confirm that the CODM does not review financial information below the operating segment level to assess performance and make resource allocation decisions.  Additionally, we will revise our disclosure in future filings as described in response to comment 1 above to address paragraph 30 of SFAS 142.

3.     Acquisitions, page 62

3.                                      We note in your response to comment 11 in our letter dated February 6, 2009, that you assessed the materiality of your acquisitions for purposes of providing the disclosures required by SFAS 141 based on Rule 3-05 of Regulation S-X.  The guidance in Rule 3-05 of Regulation S-X is not meant to determine whether the disclosures in SFAS 141 are required.  As such, please re-assess each of your acquisitions completed during each period presented to determine whether each acquisition is material based on the guidance in FASB Concept Statement 2 and SAB Topic 1:M.  If you determine other acquisition are material, please provided the disclosures required by paragraphs 51 and 52 of SFAS 142 for each material acquisition for each period presented. Please advise.

The Company has assessed each of our acquisitions completed during each period presented and determined that each acquisition is not material based on the guidance in FASB Concept Statement 2 and SAB Topic 1:M, “Materiality”.

4.                                       We have read your response to comment 11 in our letter dated February 6, 2009, and your proposed future disclosure.  Please revise your proposed future disclosure to provide the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of Earth Tech as required by paragraph 51.e. of SFAS 141.

The Company will include the following disclosure, in substantially the same form, to provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of Earth Tech, as required by paragraph 51.e. of SFAS 141:

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, as of the date of acquisition, of Earth Tech (in thousands):

Cash acquired	$18,300
Other current assets	323,500
Goodwill	169,200
Intangible assets	35,300
Other non-current assets	50,500
Current liabilities	(257,500)
Non-current liabilities	(148,900)

Net assets acquired	$330,400

5.                                      We note your response to comment 11 in our letter dated February 6, 2009, regarding your acquisitions that are individually immaterial but material in the aggregate.  While we note that you intend to include a brief description of Boyle Engineering Corporation and Tecsult, Inc., this disclosure does not fully comply with all of the requirements in paragraph 53 of SFAS 141.  In future filings, please provide all of the disclosures required by paragraph 53 of SFAS 141 for your acquisitions that are material in the aggregate for each period presented.

The Company confirms that in future filings it will provide all of the disclosures required by paragraph 53 of SFAS 141 for its acquisitions that are material in the aggregate for each period presented.

20.   Commitments and Contingencies, page 88

6.                                      We note your response to comment 16 in our letter dated February 6, 2009.  As previously requested, please revise your disclosure in future filings to address the materiality of pending claims, guarantees, litigation, audits and investigations to your cash flows in addition to your financial position and results of operations.  As previously noted, if you believe your pending claims, guarantees, litigation, audits and investigations could be material to your cash flows at the probable or reasonably possible thresholds, as defined in SFAS 5, please include specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

The Company notes the Staff’s comment and will revise its disclosures in future filings to address the materiality of pending claims, guarantees, litigation, audits and investigations to the Company’s cash flows in addition to the Company’s financial position and results of operations.

Proxy Statement

Compensation Discussion and Analysis, page 16

7.                                      We note in your response to comments 18 and 21 in our letter dated February 6, 2009 that you believe disclosure of the corporate performance targets used to calculate incentive compensation would result in competitive harm.  However, your response only addresses performance targets for future periods rather than completed fiscal years, which is not applicable except as provided in Instruction 2 to Item 402(b) of Regulation S-K.  Furthermore, your response that disclosing target information could cause competitive harm could apply to many registrants.  Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Please provide us your analysis that demonstrates that disclosing target information for previous fiscal years could cause competitive harm based on your particular facts and circumstances.  Explain to us in greater detail how competitors may gain insight into how the company intends to price your services.  Also, explain to us how disclosing growth in EBITA, EBITA return on total invested capital, and EBITA per share would affect you differently than other companies who disclose these types of performance targets.  We also note your response that target information may be viewed as projections and may cause confusion.  However, in your future MD&A and CD&A disclosure you should describe management’s strategies, including the company’s growth strategies and bonus targets.  It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon.

The Company historically has not included specific target levels for previous or future years related to our short- and long-term incentive compensation programs in our definitive proxy statements because of the risk of competitive harm associated with the disclosure of such targets.  As disclosed in our most recent definitive proxy statement, the measurement criteria for our short-term incentive compensation for fiscal year 2008 were based on our growth in EBITA (earnings before interest expenses, taxes, amortization, company stock matches and one-time merger related expenses), EBITA return on total invested capital, and growth in EBITA per share, supplemented by certain qualitative achievements.  With respect to long-term incentive compensation, the Company’s Performance Earnings Program (“PEP”) is based on the three-year performance of the Company’s growth in EBITA and return on investment.

The performance targets are set at the beginning of each fiscal year by the Compensation/Organization Committee and are derived from internal analyses and projections of the Company’s performance included in our confidential strategic operating plan, which covers the coming fiscal year as well as future years.  Embodied in such targets are the Company’s expectations of the performance of its business units, the overall environment for professional technical and management support services, competitive conditions in the Company’s geographic markets and other economic factors for the entire number of years covered by the Company’s strategic plan.  Because the Company develops the strategic plans to address more than one year, it is difficult to isolate and disclose a prior year’s information without a larger discussion of the factors that go into the calculation of such targets over a longer period of time.  Indeed, we believe that any public disclosure of a previous year’s target levels would need to be accompanied by some discussion of the component parts of the underlying measures, their relative weightings, the method of calculating the measure and other material information about the measure for several years, so that the target levels are disclosed in an appropriate context to permit shareholders to understand that particular year’s target.  Such a discussion involving previous and future fiscal years would be problematic on several levels as described below and in our response to your letter dated February 6, 2009.

The disclosure of the composition and inner workings of these measures, including the specific target levels, would give the Company’s competitors an unfair advantage by allowing them undue insight into the Company’s plans, strategies and expectations for its services and business for the coming years.  Our target levels reflect projections developed from broad-based Company services, sales and marketing data which is available to us well before — if ever — becoming available to our competitors.  Those projections are used by us in making pricing and marketing decisions, among many others.  If our competitors learned of this valuable information through our required public disclosure of it, we would lose our ability to quickly adjust our pricing and services structures and make other adjustments to our business plans to address trends which would be apparent to us, but which would not be immediately apparent to anyone not in possession of the information that we develop internally.  The ability to swiftly react to and re-assess pricing structures for our services is especially crucial in these challenging economic times in which our clients — many of them government entities — are facing tremendous financial constraints.

The Staff is correct that the Company’s future MD&A and CD&A disclosure should and will describe management’s strategies, including the Company’s growth strategies and bonus target information.  However, the Company believes that such descriptive discussions coupled with specific target level figures would provide our competitors with enough information to be able to analyze all of the information for themselves and to arrive at the confidential, proprietary information underlying the Company’s performance targets, thereby giving competitors an intimate look at the Company’s strategic plans.

Notwithstanding the foregoing analysis, even if the Company disclosed the previous fiscal year’s target information in isolation, the fact remains that, often, the target levels do not change drastically from year to year.  The disclosure of several years’ target levels likely would allow competitors to discern the patterns, distinguish trends and predict with a reasonable degree of accuracy the target levels for upcoming fiscal years.  This is particularly true with regard to the PEP, for which the targets always are set in three-year intervals.

The Company does not believe that the shareholders’ understanding of the Company’s compensation practices would be appreciably improved by disclosing the target levels for previous fiscal years.  Further, we believe that the enhanced qualitative descriptions about the target levels and results that we have agreed to include in the proxy statement, coupled with our exclusion of the specific target level figures, strikes the appropriate balance between the interests of the Company and the public, and that disclosure of the actual targets is not necessary to assure adequate public information about our compensation programs, philosophies and decisions.  As described above, such disclosure may in fact be detrimental to the interests of the shareholders and prospective investors since the disclosure of this information could cause substantial competitive harm to the Company.

Please contact the undersigned at (213) 593-8719 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Eric Chen
Eric Chen
Senior Vice President, Corporate Finance and
General Counsel

cc:	John M. Dionisio, AECOM Technology Corporation
Bill Browning, Ernst & Young, LLP
Jonathan K. Layne, Gibson, Dunn & Crutcher LLP